Exhibit 99.2

Tel: 416 865 0200	BDO Canada LLP
Fax: 416 865 0887	222 Bay Street
www.bdo.ca	Suite 2200, PO Box 131 Toronto ON M5K 1H1 Canada

May 12, 2026

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Services Newfoundland & Labrador

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

Re: Collective Mining Ltd.

We refer to the short form base shelf prospectus of Collective Mining Ltd. (the “Company”) dated May 12, 2026 relating to the sale and issue of up to $500,000,000 in the aggregate of common shares, debt securities, subscription receipts, warrants and/or units of the Company (the “Prospectus”).

We consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated March 30, 2026 to the shareholders and board of directors of the Company on the following consolidated financial statements:

●	Consolidated statement of financial position as at December 31, 2025 and 2024; and

●	Consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2025 and 2024, and notes to the consolidated financial statements including material accounting policy information.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours truly,

/s/ BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.